

March 22, 2011

<u>Via Facsimile</u>
Mr. James D. Davidson
Chief Executive Officer
California Gold Corp.
4515 Ocean View Blvd., Suite 305
La Canada, CA 91011

> **Re: California Gold Corp.**
> **Item 4.01 Form 8-K**
> **Filed July 9, 2010**
> **Amended March 2, 2011, March 4, 2011 and March 18, 2011**
> **File No. 333-134549**

Dear Mr. Davidson:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief

cc: Mr. Paul C. Levites, Esq.